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                            March 30, 2022

       Brian DelGhiaccio
       Chief Financial Officer
       Republic Services, Inc.
       18500 North Allied Way
       Phoenix, Arizona 85054

                                                        Re: Republic Services,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 11,
2022
                                                            Form 8-K filed
February 10, 2022
                                                            File No. 001-14267

       Dear Mr. DelGhiaccio:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed February 10, 2022

       Exhibit 99.1
       Reconciliation of Certain Non-GAAP Measures, page 11

   1.                                                   We note that your
Adjusted EBITDA includes an adjustment for Loss from
                                                        unconsolidated equity
method investments. Expand your disclosure and tell us why you believe such adjustment
is appropriate.
   2.                                                   In your reconciliations
related to Adjusted Net Income     Republic, your adjustments
                                                        appear to be net of
tax. Please expand your disclosure to explain how the tax impact is calculated. Refer to
Question 102.11 of the Compliance & Disclosure Interpretations on
                                                        Non-GAAP Financial
Measures.
   3. We note your disclosure of Adjusted EBITDA Margin, which appears to be a non-GAAP financial measure.
Please provide the disclosures required by Regulation G and Item
 Brian DelGhiaccio
Republic Services, Inc.
March 30, 2022
Page 2
         10(e)(1)(i) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff
Accountant, at (202) 551-3717 with any questions.



FirstName LastNameBrian DelGhiaccio                       Sincerely,
Comapany NameRepublic Services, Inc.
                                                          Division of
Corporation Finance
March 30, 2022 Page 2                                     Office of Energy &
Transportation
FirstName LastName